SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: September 29, 2005
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Cautionary statement regarding forward-looking statements
Introduction
Operating and Financial Review and Prospects
Financial Businesses
Wealth Management & Business Banking
Wealth Management
Business Unit Reporting
Business Banking Switzerland
Global Asset Management
Business Group Reporting
Investment Bank
Wealth Management USA
Corporate Center
Private Banks & GAM
Corporate Functions
Industrial Holdings
Additional Notes to the Financial Statements
INCORPORATION BY REFERENCE
SIGNATURES

     This Form 6-K consists of the June 2005 Mid-Year Report, which appears immediately following this page.

Cautionary statement regarding forward-looking statements

This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives, such as the European wealth management business, and other statements relating to our future business development and economic performance. While these forward-looking statements represent our judgements and future expectations concerning the development of our business, a number of risks, uncertainties, and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or creditworthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) management changes and changes to our Business Group structure and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2004. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Introduction

UBS produces regular quarterly reports, which are submitted to the SEC under Form 6-K. These reports are prepared in accordance with International Financial Reporting Standards (IFRS). SEC regulations require certain additional disclosure to be included in registration statements relating to offerings of securities. This additional disclosure is contained within this document, which should be read in conjunction with UBS’s Annual Report on Form 20-F for the year ended 31 December 2004, filed with the SEC on 16 March 2005, as well as UBS’s First Quarter 2005 Report and Second Quarter 2005 Report submitted to the SEC under Form 6-K on 4 May 2005 and 10 August 2005 respectively.

Operating and Financial Review and Prospects

SEC regulations specify that the discussion of a company’s performance should be by comparison to the same period in the previous year (for example, comparing first half of current year to first half of previous year).

UBS normally makes comparisons to the corresponding period of the previous year when discussing its results and the results of those business units with significant seasonal components to their income streams (principally the Investment Bank). For its other individual business units however, UBS’s reporting normally focuses on the progression of results from one quarter to the next (comparing second quarter performance to first quarter performance of the same year, for example).

We have therefore provided the following disclosure which is supplementary to the disclosure already included in our first and second quarter 2005 reports, and which makes comparisons to prior periods as prescribed by the SEC. This disclosure should be read together with the discussion of results in our first and second quarter 2005 reports.

UBS REVIEW

Results

UBS reported in first half 2005 a net profit attributable to UBS shareholders (“attributable profit") of CHF 4,772 million, compared to a net profit of CHF 4,320 million in first half 2004. Our financial businesses contributed CHF 4,538 million to first half attributable profit, up from CHF 4,188 million a year earlier. Industrial holdings, including our private equity portfolio and majority stake in Motor-Columbus, contributed CHF 234 million, or 4.9%, to UBS’s attributable profit. This segment made up 22.0% of our operating income and 27.0% of operating expenses.

UBS PERFORMANCE INDICATORS

We have four main performance indicators that indicate how we focus on continually improving returns to our shareholders. The first two of our four targets, return on equity and earnings per share, are calculated on a full UBS basis. Our cost / income ratio target is limited to our financial businesses, to avoid the distortion from industrial holdings, which operated at a 90.4% cost / income ratio in first half 2005:

- Our annualized return on equity for first half 2005 was 28.2%, up from 27.2% in the same period a year ago and again well above our target range of 15% to 20%. Amortization of goodwill reduced the first half 2004 ratio by 2.3 percentage points. It had no effect on return on equity this year as we ceased amortizing goodwill at the beginning of 2005 following the introduction of new accounting standards.

- Basic earnings per share stood at CHF 4.70 in first half 2005, up from CHF 4.12 in the same period a year earlier. Amortization of goodwill reduced basic earnings per share by CHF 0.35 in first half 2004.

- The cost / income ratio of our financial businesses stood at 69.8% in first half 2005, below the 71.8% shown in the same period last year. Amortization of goodwill accounted for 1.9 percentage points of the ratio in first half 2004.

Net new money in our wealth management businesses continued to be strong. In first half 2005, we attracted CHF 40.4 billion, compared to CHF 29.4 billion in the same period a year earlier. Our Wealth Management unit reported inflows of CHF 33.8 billion in first half, up from CHF 24.4 billion a year earlier - its best result ever, driven by record inflows into our domestic European business and further strong contributions from Asian clients. In our Wealth Management USA business, net new money was CHF 6.6 billion, up from CHF 5.0 billion a year earlier.

Operating and Financial Review and Prospects

Financial Businesses

Income statement 1

			%
			change
	Year to date or as at		from
CHF million, except where indicated	30.6.05	30.6.04	1H04

Operating Income

Interest income	28,150	19,318	46

Interest expense	(23,240)	(13,429)	73

Net interest income	4,910	5,889	(17)

Credit loss (expense) / recovery	206	130	58

Net interest income after credit loss expense	5,116	6,019	(15)

Net fee and commission income	10,535	9,883	7

Net trading income	3,522	3,337	6

Other income	312	325	(4)

Total operating income	19,485	19,564	0

Operating expenses

Cash components	8,994	8,899	1

Share-based components	811	744	9

Total personnel expenses	9,805	9,643	2

General and administrative expenses	2,962	3,240	(9)

Services to / from other business units	(7)	(11)	36

Depreciation of property and equipment	636	625	2

Amortization of goodwill	0	363	(100)

Amortization of other intangible assets	64	87	(26)

Total operating expenses	13,460	13,947	(3)

Operating profit before tax	6,025	5,617	7

Tax expense	1,247	1,219	2

Net profit	4,778	4,398	9

Net profit attributable to minority interests	240	210	14

Net profit attributable to UBS shareholders	4,538	4,188	8

Additional information

Headcount (full-time equivalents)	69,200	66,022	5

1	Excludes results from industrial holdings.

Operating and Financial Review and Prospects

Operating income

Total operating income was CHF 19,485 million in first half 2005, CHF 79 million lower than first half a year ago. Declining net interest income was practically offset by the performance of our wealth and asset management businesses, which benefited from strong net new money inflows and rising market valuations, helping them to generate robust asset-based fees.

Net interest income was CHF 4,910 million in first half 2005, down from CHF 5,889 million in the same period a year earlier. Net trading income was CHF 3,522 million in first half 2005, up from CHF 3,337 million in first half 2004.

As well as income from interest margin based activities (loans and deposits), net interest income includes income earned as a result of trading activities (for example, coupon and dividend income). This component is volatile from period to period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, we analyze the total according to the business activities that give rise to the income, rather than by the type of income generated.

At CHF 5,482 million, net income from trading activities in first half 2005 was 14% lower than the CHF 6,409 million recorded in the same period a year ago. Equities trading income, at CHF 1,653 million, was marginally higher than CHF 1,642 million a year earlier. Strong growth in the prime brokerage business and a solid performance in the derivatives and equity finance businesses was mostly offset by lower cash trading results. Trading income from our fixed income business fell to CHF 2,975 million in first half 2005 from CHF 3,770 million in the same period a year earlier. The decline was driven by difficult trading conditions and lower market volumes throughout the first half. This led to lower revenues in our credit fixed income and rates business lines. Lower revenues in municipal bond trading related to the difficult interest rate environment further contributed to the decrease. Revenues of CHF 91 million relating to Credit Default Swaps (CDSs) hedging existing credit exposure in the loan book compare with revenues of CHF 65 million a year ago. Foreign exchange revenues fell to CHF 677 million from CHF 836 million a year earlier, reflecting weaker performance in our derivatives trading business, somewhat offset by increased revenues in cash and collateral trading.

Net income from interest margin products rose to CHF 2,645 million in first half 2005 from CHF 2,555 million in the same period a year earlier. The largest driver in the increase was the growth in lending to wealthy clients worldwide as well as higher volumes in our Swiss mortgage business. This was partly offset by lower income from our Swiss recovery portfolio.

At CHF 305 million in first half 2005, net income from treasury and other activities rose 16% from CHF 262 million a year earlier. Positive factors, such as the benefits of the diversification of our equity into currencies other than the Swiss franc and gains on financial instruments were partially offset by a timing effect due to cash flow hedge ineffectiveness related to derivatives hedging interest rate risk.

Operating and Financial Review and Prospects

At CHF 10,535 million, first half 2005 net fee and commission income was up 7% from CHF 9,883 million in first half 2004. Practically all fee categories saw improvements. Underwriting fees, at CHF 1,433 million, were up 7% from CHF 1,337 million recorded a year ago, driven by another robust performance in bond underwriting fees, which rose 32% to CHF 792 million from CHF 602 million in the same period last year as corporate clients continued to take advantage of relatively low interest rates. This was partially offset by a 13% decrease in equity underwriting fees, which fell to CHF 641 million from CHF 735 million in the same period last year, primarily due to low levels of market activity at the start of the year. At CHF 574 million, corporate finance fees in first half rose significantly (21%) from CHF 473 million in the same period the previous year, reflecting the strength of our corporate client franchise. Net brokerage fees rose 1% to CHF 2,451 million in first half 2005 from CHF 2,432 million in first half 2004, reflecting primarily higher volumes in the institutional equities business, and some improvement in private client activity. Investment fund fees, at CHF 2,546 million, were up 11% from the CHF 2,287 million posted in first half 2004. They were driven by increased invested assets in both UBS and third-party mutual funds. Portfolio and other management fees increased by 10% to CHF 2,514 million in first half 2005 from CHF 2,276 million a year earlier. The increase is the result of rising asset levels driven by market valuation and strong net new money inflows and higher performance fees on traditional investment products. It also reflects the success of our managed account portfolios in our wealth management units, with their proportion within Wealth Management USA increasing significantly.

Other income was CHF 312 million in first half 2005, down from CHF 325 million in the same period a year ago, partly due to lower equity in income of associates.

Operating expenses

In first half 2005, total operating expenses were CHF 13,460 million, down 3% from CHF 13,947 million in the same period a year earlier. The decrease mainly reflects the discontinuation of goodwill amortization from 1 January 2005 onwards.

Personnel expenses rose 2% to CHF 9,805 million in first half 2005 from CHF 9,643 million a year earlier. Salary expenses were pushed up by the continuous expansion of our business as well as annual pay rises. Costs for contractors rose as well, reflecting the integration of previously outsourced IT staff earlier in the year. These effects were partly offset by lower accruals for performance-related payments, in line with revenue developments, and the absence of retention payments for key personnel in the Wealth Management USA business, which ended in June 2004. Personnel expenses are managed on a full-year basis with final fixing of annual performance-related payments in fourth quarter.

At CHF 2,962 million in first half 2005, general and administrative expenses decreased from CHF 3,240 million in the same period a year ago. This drop was mainly driven by a reduction in operational risk costs. While a year ago we recorded a civil penalty levied by the Federal Reserve Board relating to our banknote trading business and an increase of other operational provisions, this period we benefited from the reversal of previously made provisions. Savings in rent and maintenance of equipment, IT costs and professional fees were offset by higher costs related to expanding business activity, mainly expenses for travel, telecommunications, administration and marketing.

Operating and Financial Review and Prospects

Depreciation was CHF 636 million in first half 2005, virtually flat compared to CHF 625 million a year ago. At CHF 64 million, amortization of other intangible assets was down from CHF 87 million a year earlier, due to the reclassification of certain intangible assets within the Wealth Management USA unit per 1 January 2005. Under new accounting rules, these assets are classified as goodwill, which is no longer amortized.

Tax

We incurred a tax expense of CHF 1,247 million in first half 2005, reflecting an effective tax rate of 20.7% for the first six months of 2005. The tax rate for the first six months of 2005 was affected by strong profitability in high tax jurisdictions offset by the absence of non-deductible goodwill amortization which ceased at the beginning of 2005. We believe that the half-year tax rate is a reasonable indicator of the rate for the year as a whole.

Fair value disclosure of shares and options

The fair value of shares granted up to and including second quarter 2005 rose to CHF 1,235 million from CHF 1,193 million in first quarter. It was also higher than the grant total of CHF 1,113 million for full-year 2004. The increase compared to 2004 is primarily driven by an increased proportion of bonuses being delivered in restricted shares.

The fair value of options granted in the first half of 2005 was CHF 336 million, down from CHF 468 million a year earlier. The decrease reflects a lower fair value per option, primarily due to a change in the valuation model, and a 2% drop in the number of options granted.

Most share-based compensation is granted in the first quarter of the year, with any further grants mainly reflecting those made under the Equity Plus program, an ongoing employee participation program under which voluntary investments in UBS shares each quarter are matched with option awards.

These amounts, net of estimated forfeited awards, will be recognized as compensation expense over the service period, which is generally equal to the vesting period. Most UBS share and option awards vest incrementally over a three-year period.

Operating and Financial Review and Prospects

Wealth Management & Business Banking

Business Group Reporting

				%
				change
		Year to date or as at		from
CHF million, except where indicated		30.6.05	30.6.04	1H04

Income		6,707	6,411	5

Adjusted expected credit loss	[1]	47	(25)

Total operating income		6,754	6,386	6

Cash components		2,419	2,214	9

Share-based components		67	60	12

Total personnel expenses		2,486	2,274	9

General and administrative expenses		856	810	6

Services to / from other business units		364	467	(22)

Depreciation of property and equipment		71	61	16

Amortization of goodwill		0	32	(100)

Amortization of other intangible assets		4	5	(20)

Total operating expenses		3,781	3,649	4

Business Group performance before tax		2,973	2,737	9

Performance indicators
Cost / income ratio (%)	[2]	56.4	56.9

Capital return and BIS data

Return on adjusted regulatory capital	[3]	44.3	43.1

BIS risk-weighted assets (CHF million)		124,553	118,210	5

Goodwill (CHF million)		1,502	1,133	33

Adjusted regulatory capital (CHF million)	[4]	13,957	12,954	8

Additional information
Client assets (CHF billion)		1,832	1,597	15

Headcount (full-time equivalents)		26,558	25,627	4

1	In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see Note 2 to the 30 June 2005 financial statements).
2	Operating expenses / income.
3	Annualized year to date Business Group performance before tax / adjusted regulatory capital year to date average.
4	10% of BIS risk-weighted assets plus goodwill.

Operating and Financial Review and Prospects

Wealth Management

Business Unit Reporting

				%
				change
		Year to date or as at		from
CHF million, except where indicated		30.6.05	30.6.04	1H04

Income		4,236	3,862	10

Adjusted expected credit loss	[1]	(2)	(4)	50

Total operating income		4,234	3,858	10

Cash components		1,205	1,023	18

Share-based components		47	36	31

Total personnel expenses		1,252	1,059	18

General and administrative expenses		383	292	31

Services to / from other business units		681	708	(4)

Depreciation of property and equipment		36	29	24

Amortization of goodwill		0	32	(100)

Amortization of other intangible assets		4	5	(20)

Total operating expenses		2,356	2,125	11

Business Unit performance before tax		1,878	1,733	8

Performance indicators
Invested assets (CHF billion)		890	750	19

Net new money (CHF billion)	[2]	33.8	24.4

Gross margin on invested assets (bps)	[3]	102	106	(4)

Cost / income ratio (%)	[4]	55.6	55.0

Client advisors (full-time equivalents)		3,992	3,463	15

International clients
Income		3,037	2,702	12

Invested assets (CHF billion)		659	535	23

Net new money (CHF billion)	[2]	31.5	22.2

Gross margin on invested assets (bps)	[3]	100	105	(5)

European wealth management (part of international clients)
Income		327	191	71

Invested assets (CHF billion)		101	65	55

Net new money (CHF billion)	[2]	12.5	6.9

Client advisors (full-time equivalents)		819	781	5

Swiss clients
Income		1,199	1,160	3

Invested assets (CHF billion)		231	215	7

Net new money (CHF billion)	[2]	2.3	2.2

Gross margin on invested assets (bps)	[3]	108	109	(1)

Capital return and BIS data
Return on adjusted regulatory capital (%)	[5]	76.9	89.1

BIS risk-weighted assets (CHF million)		38,996	31,549	24

Goodwill (CHF million)		1,502	1,133	33

Adjusted regulatory capital (CHF million)	[6]	5,402	4,288	26

Additional information
Recurring income (CHF million)	[7]	3,113	2,805	11

Client assets (CHF billion)		1,108	944	17

Headcount (full-time equivalents)		10,901	9,688	13

1	In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see Note 2 to the 30 June 2005 financial statements).
2	Excludes interest and dividend income.
3	Income (annualized) / average invested assets.
4	Operating expenses / income.
5	Annualized year to date Business Unit performance before tax / adjusted regulatory capital year to date average.
6	10% of BIS risk-weighted assets plus goodwill.
7	Interest, asset-based fees for portfolio management and fund distribution, account-based and advisory fees.

Operating and Financial Review and Prospects

Performance indicators

Net new money in first half 2005 was a record CHF 33.8 billion, up 39% from CHF 24.4 billion a year earlier. The international clients area recorded CHF 31.5 billion in net new money, driven by a record inflow into our domestic European business and further strong contributions from Asian clients. The Swiss clients area showed an inflow of CHF 2.3 billion, against CHF 2.2 billion a year earlier.

Invested assets on 30 June 2005 were CHF 890 billion, up by CHF 140 billion or 19% from a year earlier, reflecting positive market performance and strong net new money. Levels also rose due to the integration of a number of acquisitions.

In first half 2005, the gross margin on invested assets was 102 basis points, down four basis points from a year earlier. The drop reflects the sharp and sustained rise in invested asset levels in the first six months of the year and a time lag in the booking of corresponding fees.

The cost / income ratio, at 55.6% in first half 2005, deteriorated by 0.6 percentage points from 55.0% a year earlier, reflecting the fact that revenues rose at a slower pace than expenses, due to the integration of a number of acquisitions. Amortization of goodwill accounted for 0.8 percentage points of the ratio in first half 2004.

Results

In first half 2005, pre-tax profit, at CHF 1,878 million, was up 8% from CHF 1,733 million in first half 2004 – and at the highest level ever recorded. The strength reflects increased asset-based fees as a result of the record asset base and higher interest income.

Operating income

Total operating income, at a record CHF 4,234 million in first half 2005, rose 10% from CHF 3,858 million in first quarter 2005. Recurring income, at CHF 3,113 million, was up by 11% from the same period last year on the higher asset base. Rising interest income, a reflection of the expansion of our margin lending activities, also helped recurring income. Non-recurring income increased by CHF 66 million or 6% from the same period last year to CHF 1,123 million.

Operating expenses

Operating expenses were CHF 2,356 million in first half 2005, up 11% from CHF 2,125 million in the same period a year earlier. Personnel expenses increased to CHF 1,252 million in first half 2005 from CHF 1,059 million a year earlier, reflecting higher salary expenses related to our global expansion.

General and administrative expenses were CHF 383 million, up CHF 91 million or 31% from a year earlier, reflecting the integration of the operations of Dresdner Bank Latin America, higher costs for marketing and travel and entertainment, the latter reflecting the expansion of our business. Depreciation rose to CHF 36 million in first half 2005 from CHF 29 million a year earlier – also related to business growth.

Operating and Financial Review and Prospects

Business Banking Switzerland

Business Unit Reporting

				%
				change
		Year to date or as at		from
CHF million, except where indicated		30.6.05	30.6.04	1H04

Interest income		1,662	1,707	(3)

Non-interest income		809	842	(4)

Income		2,471	2,549	(3)

Adjusted expected credit loss	[1]	49	(21)

Total operating income		2,520	2,528	0

Cash components		1,214	1,191	2

Share-based components		20	24	(17)

Total personnel expenses		1,234	1,215	2

General and administrative expenses		473	518	(9)

Services to / from other business units		(317)	(241)	(32)

Depreciation of property and equipment		35	32	9

Amortization of goodwill		0	0

Amortization of other intangible assets		0	0

Total operating expenses		1,425	1,524	(6)

Business Unit performance before tax		1,095	1,004	9

Performance indicators
Invested assets (CHF billion)		148	139	6

Net new money (CHF billion)	[2]	3.0	2.0

Cost / income ratio (%)	[3]	57.7	59.8

Non-performing loans / gross loans (%)		2.0	2.8

Impaired loans / gross loans (%)		2.6	3.8

Capital return and BIS data
Return on adjusted regulatory capital (%)	[4]	25.6	22.8

BIS risk-weighted assets (CHF million)		85,557	86,661	(1)

Goodwill (CHF million)		0	0

Adjusted regulatory capital (CHF million)	[5]	8,556	8,666	(1)

Additional information
Deferral (included in adjusted expected credit loss) (CHF million)		232	205	13

Client assets (CHF billion)		724	653	11

Headcount (full-time equivalents)		15,657	15,939	(2)

1	In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see Note 2 to the 30 June 2005 financial statements).
2	Excludes interest and dividend income.
3	Operating expenses / income.
4	Annualized year to date Business Unit performance before tax / adjusted regulatory capital year to date average.
5	10% of BIS risk-weighted assets plus goodwill.

Operating and Financial Review and Prospects

Performance indicators

Net new money, at CHF 3.0 billion in first half 2005, rose from CHF 2.0 billion a year earlier, as a number of our existing custody clients increased their investment management mandates.

Invested assets, at CHF 148 billion on 30 June 2005, were up by CHF 9 billion from 30 June 2004, reflecting the positive impact of financial market developments and the inflow of net new money.

In first half 2005, the cost / income ratio was 57.7%, down 2.1 percentage points from a year earlier, as expenses fell to a record low.

The loan portfolio, at CHF 140.5 billion on 30 June 2005, was CHF 1.7 billion above the level a year earlier. The non-performing loans ratio improved to 2.0% on 30 June 2005 from 2.8% a year earlier, while the impaired loans ratio was 2.6% at the end of June 2005 against 3.8% at the end of the first half 2004.

The return on adjusted regulatory capital was 25.6% in first half 2005, up from 22.8% in the previous year on the significant increase in pre-tax profit set against the largely unchanged regulatory capital level.

Results

In first half 2005, Business Banking Switzerland reported pre-tax profit of CHF 1,095 million – CHF 91 million or 9% higher than in first half 2004. The result shows the continued tight management of our cost base, with lower adjusted expected credit loss reflecting the structural improvement in our loan portfolio in recent years.

Operating income

Total operating income in first half 2005 was CHF 2,520 million, down a marginal CHF 8 million from a year earlier. Interest income fell to CHF 1,662 million in first half 2005 from CHF 1,707 million a year earlier. The fall reflected lower interest margins as clients shifted to fixed from variable rate mortgages and the ongoing reduction of the recovery portfolio. Non-interest income declined to CHF 809 million in first half 2005 from CHF 842 million a year earlier. Adjusted expected credit loss was a positive CHF 49 million, up from a negative CHF 21 million a year earlier, because of the deferred benefit of the structural improvement in our loan portfolio.

Operating expenses

Total operating expenses decreased to a new record low of CHF 1,425 million in first half from CHF 1,524 million a year earlier, as net charges to other business units rose to CHF 317 million from CHF 241 million, partly because more IT services were provided. Personnel expenses increased to CHF 1,234 million in first half 2005 from CHF 1,215 million a year earlier, mainly reflecting higher expenses for early retirement programs. General and administrative expenses were CHF 473 million in first half 2005, down by 9% from a year earlier due to ongoing cost discipline. Depreciation increased in first half 2005 to CHF 35 million from CHF 32 million a year earlier, reflecting higher expenses for IT depreciation.

Operating and Financial Review and Prospects

Global Asset Management

Business Group Reporting

				%
				change
		Year to date or as at		from
CHF million, except where indicated		30.6.05	30.6.04	1H04

Institutional fees		579	544	6

Wholesale Intermediary fees		539	461	17

Total operating income		1,118	1,005	11

Cash components		419	421	0

Share-based components		42	37	14

Total personnel expenses		461	458	1

General and administrative expenses		142	118	20

Services to / from other business units		61	66	(8)

Depreciation of property and equipment		10	12	(17)

Amortization of goodwill		0	66	(100)

Amortization of other intangible assets		0	0

Total operating expenses		674	720	(6)

Business Group performance before tax		444	285	56

Performance indicators
Cost / income ratio (%)	[1]	60.3	71.6

Institutional
Invested assets (CHF billion)		396	338	17

of which: money market funds		18	17	6

Net new money (CHF billion)	[2]	7.8	17.7

of which: money market funds		(0.6)	(0.5)

Gross margin on invested assets (bps)	[3]	31	33	(6)

Wholesale Intermediary
Invested assets (CHF billion)		290	257	13

of which: money market funds		63	73	(14)

Net new money (CHF billion)	[2]	10.9	(6.0)

of which: money market funds		(7.0)	(14.7)

Gross margin on invested assets (bps)	[3]	40	35	14

Capital return and BIS data
Return on adjusted regulatory equity (%)	[4]	61.3	36.3

BIS risk-weighted assets (CHF million)		1,629	1,731	(6)

Goodwill (CHF million)		1,389	1,341	4

Adjusted regulatory capital (CHF million)	[5]	1,552	1,514	3

Additional information
Client assets (CHF billion)		686	595	15

Headcount (full-time equivalents)		2,719	2,604	4

1	Operating expenses / operating income.
2	Excludes interest and dividend income.
3	Operating income (annualized) / average invested assets.
4	Annualized year to date Business Group performance before tax / adjusted regulatory capital year to date average.
5	10% of BIS risk-weighted assets plus goodwill.

Operating and Financial Review and Prospects

Performance indicators

The cost / income ratio was at 60.3% in first half 2005, down from 71.6% a year earlier. The improvement was driven by rising revenues, which benefited from higher market valuations. Goodwill amortization accounted for 6.5 percentage points of the ratio in 2004.

Institutional

Institutional invested assets were CHF 396 billion on 30 June 2005, up by CHF 58 billion from a year earlier. The gain reflected net new money inflows, higher financial market valuations and positive currency impacts. Net new money was CHF 7.8 billion in first half 2005, down from CHF 17.7 billion a year earlier reflecting lower inflows in alternative and quantitative investments. The gross margin was 31 basis points in first half 2005, a decrease of 2 basis points from a year earlier. This reflects lower performance fees earned, particularly in alternative investments.

Wholesale Intermediary

Invested assets on 30 June 2005 were CHF 290 billion, up by CHF 33 billion from a year earlier, reflecting strong net new money inflows, positive market performance and currency impacts. Net new money was CHF 10.9 billion in first half 2005, up from a CHF 6.0 billion outflow in the same period a year earlier. This reflects the continued focus on new products such as global asset allocation and sector funds, which continue to attract new investment from clients as well as lower outflows in money market funds. The main drivers were strong inflows into equity funds and asset allocation funds in Europe and the Americas. The gross margin was 40 basis points in first half 2005, up from 35 basis points a year earlier, reflecting the continuing change in asset mix towards higher-margin products.

Results

Pre-tax profit for first half 2005 was CHF 444 million, up from CHF 285 million a year earlier. The result reflects higher management fees in traditional investments and increased fund services fees partially offset by the decline in revenue from performance-based revenues in the alternative and quantitative businesses.

Operating income

Total operating income in first half 2005 was CHF 1,118 million, up from CHF 1,005 million a year earlier, reflecting higher asset-based management fees from traditional investments, due to continued strong net new money inflows, favorable market valuations and currency impacts as well as the first time inclusion of the Siemens real estate business in Germany. Institutional revenues totaled CHF 579 million in first half 2005, a 6% increase from CHF 544 million a year earlier, largely a result of higher performance fees from traditional investments. Wholesale intermediary revenues were CHF 539 million in first half 2005, up from CHF 461 million a year earlier, a result of strong net new money inflows, the continuing shift into higher-margin assets as well as increased market valuations.

Operating and Financial Review and Prospects

Operating expenses

Total operating expenses decreased to CHF 674 million in first half 2005, down from CHF 720 million a year earlier. Personnel expenses were CHF 461 million in first half 2005, up from CHF 458 million a year earlier. General and administrative expenses were CHF 142 million in first half 2005, up from CHF 118 million a year earlier. The main drivers for this increase were the inclusion of the Siemens acquisition and impacts of the stronger US dollar as well as other general and administrative expenses. Net charges from other business units fell CHF 5 million to CHF 61 million in first half 2005, mainly reflecting higher cost charge-outs to the wealth management businesses for alternative investment products. Amortization of goodwill was CHF 66 million in first half 2004. In 2005, goodwill is no longer amortized due to new International Financial Reporting Standards (IFRS).

Operating and Financial Review and Prospects

Investment Bank

Business Group Reporting

				%
				change
		Year to date or as at		from
CHF million, except where indicated		30.6.05	30.6.04	1H04

Equities		3,084	3,123	(1)

Fixed income, rates and currencies		3,865	4,594	(16)

Investment banking		1,064	971	10

Income		8,013	8,688	(8)

Adjusted expected credit loss	[1]	18	(4)

Total operating income		8,031	8,684	(8)

Cash components		3,763	3,955	(5)

Share-based components		570	543	5

Total personnel expenses		4,333	4,498	(4)

General and administrative expenses		951	1,259	(24)

Services to / from other business units		285	89	220

Depreciation of property and equipment		57	113	(50)

Amortization of goodwill		0	128	(100)

Amortization of other intangible assets		25	18	39

Total operating expenses		5,651	6,105	(7)

Business Group performance before tax		2,380	2,579	(8)

Performance indicators
Compensation ratio (%)	[2]	54	52

Cost / income ratio (%)	[3]	70.5	70.3

Non-performing loans / gross loans (%)		0.2	0.4

Impaired loans / gross loans (%)		0.3	0.7

Average VaR (10-day 99%)		362	331	9

Capital return and BIS data
Return on adjusted regulatory capital (%)	[4]	28.9	36.3

BIS risk-weighted assets (CHF million)		141,453	113,438	25

Goodwill (CHF million)		3,788	3,273	16

Adjusted regulatory capital (CHF million)	[5]	17,933	14,617	23

Additional information
Deferral (included in adjusted expected credit loss) (CHF million)		73	39	87

Client assets (CHF billion)		161	142	13

Headcount (full-time equivalents)		17,005	15,530	9

1	In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see Note 2 to the 30 June 2005 financial statements).
2	Personnel expenses / income.
3	Operating expenses / income.
4	Annualized year to date Business Group performance before tax / adjusted regulatory capital year to date average.
5	10% of BIS risk-weighted assets plus goodwill.

Operating and Financial Review and Prospects

Performance indicators

In first half 2005, the cost / income ratio was 70.5%, up from 70.3% a year earlier. Goodwill amortization accounted for 1.5 percentage points of the ratio in first half 2004.

The compensation ratio for first half 2005 was 54%, up two percentage points from the same period a year earlier. This reflects higher levels of headcount and an increase in the charge for share-based compensation, driven by awards made in 2005 for the 2004 financial year, as compensation contained an increased proportion of stock.

On 30 June 2005, the Investment Bank’s outstanding loans stood at CHF 85.7 billion. The non-performing loans to gross loans ratio fell to 0.2% in first half 2005 from 0.4% in the same period a year earlier. The impaired loans to gross loans ratio decreased to 0.3% at 30 June 2005 from 0.7% at 30 June 2004.

The return on adjusted regulatory capital was 28.9% in first half 2005, down from 36.3% in the same period a year earlier. This reflects higher risk-weighted assets mainly due to an increase in lending activity combined with lower annualized pre-tax profit. Goodwill amortization accounted for 1.8 percentage points of the ratio in first half 2004.

Results

Pre-tax profit in first half 2005 was CHF 2,380 million, down from CHF 2,579 million in the same period last year. Excellent results in investment banking reflecting the strength of our corporate client franchise and resilient revenues from our equities business partly compensated for the shortfall in fixed income, rates and currencies revenues.

Operating income

Total operating income in first half 2005 was CHF 8,031 million, down 8% from the same period a year earlier. The equities business posted revenues of CHF 3,084 million in first half 2005, down from CHF 3,123 million in the same period in 2004. Prime brokerage had a strong half year and performance in the derivatives business was solid, aided by improved options volume early in the second quarter. Income from secondary cash trading saw a moderate decrease on uncertain market conditions. Equity capital markets revenues fell despite market share increases in most regions due to a lower level of issuance in the market. Fixed income, rates and currencies revenues were CHF 3,865 million in first half 2005. Compared to the result achieved in first half 2004, revenues were down 16%. Difficult trading conditions resulted in lower revenues in our credit fixed income and rates business lines. Revenues in the cash and collateral trading business rose, offsetting declines in foreign exchange trading. Credit default swaps hedging our loan exposures recorded CHF 91 million in revenues against revenues of CHF 65 million a year earlier. Investment banking revenues, at CHF 1,064 million in first half 2005, were up 10% from a year earlier and at their strongest level ever for a first half since 2001. Excluding the impact of currency movements and credit hedging costs, revenues increased 17%, driven by very strong growth in Europe and the Americas and solid growth in Asia Pacific.

Operating and Financial Review and Prospects

Operating expenses

Total operating expenses in first half 2005 were CHF 5,651 million, down 7% from the same period last year. Personnel expenses were CHF 4,333 million. Compared to a year earlier, personnel expenses decreased by 4% as reduced accruals for cash bonuses, in line with lower revenues, were partially offset by a rise in headcount. Share-based compensation was up 5% from the prior year, mainly reflecting the increase in award value, mostly due to shares granted in 2005 as part of compensation for the financial year 2004. General and administrative expenses declined 24% to CHF 951 million in first half 2005 from the same period last year, driven by a reduction in operational risk costs. While a year ago we recorded a civil penalty levied by the Federal Reserve Board relating to our banknote trading business and an increase of other operational provisions, this year we benefited from the reversal of provisions previously made. Depreciation expense was CHF 57 million, down 50% from a year earlier due to the transfer of further IT infrastructure functions into our central ITI unit in Corporate Center.

Operating and Financial Review and Prospects

Wealth Management USA

Business Group Reporting

				%
				change
		Year to date or as at		from
CHF million, except where indicated		30.6.05	30.6.04	1H04

Private client revenues		2,543	2,528	1

Municipal finance revenues		180	186	(3)

Net goodwill funding		(97)	(93)	(4)

Income		2,626	2,621	0

Adjusted expected credit loss	[1]	(2)	(4)	50

Total operating income		2,624	2,617	0

Cash components		1,696	1,765	(4)

Share-based components		70	66	6

Total personnel expenses		1,766	1,831	(4)

General and administrative expenses		395	400	(1)

Services to / from other business units		130	163	(20)

Depreciation of property and equipment		32	36	(11)

Amortization of goodwill		0	100	(100)

Amortization of other intangible assets		24	55	(56)

Total operating expenses		2,347	2,585	(9)

Business Group performance before tax		277	32	766

Acquisition costs

Net goodwill funding	[2]	97	93	4

Retention payments		0	99	(100)

Amortization of goodwill		0	100	(100)

Amortization of other intangible assets		24	55	(56)

Total acquisition costs		121	347	(65)

1	In management accounts, adjusted expected credit loss rather than credit loss expense is reported for business groups (see Note 2 to the 30 June 2005 financial statements).
2	Goodwill and intangible asset-related funding, net of risk-free return on the corresponding equity allocated.

Operating and Financial Review and Prospects

Wealth Management USA (continued)

				%
				change
Performance indicators		Year to date or as at		from
		30.6.05	30.6.04	1H04

Invested assets (CHF billion)		725	652	11

Net new money (CHF billion)	[1]	6.6	5.0

Interest and dividend income (CHF billion)	[2]	8.8	7.4	19

Gross margin on invested assets (bps)	[3]	78	81	(4)

Cost / income ratio (%)	[4]	89.4	98.6

Recurring income (CHF million)	[5]	1,380	1,232	12

Financial advisor productivity (CHF thousand)	[6]	341	336	1

Capital return and BIS data

Return on adjusted regulatory capital (%)	[7]	10.0	1.2

BIS risk-adjusted assets (CHF million)		19,885	19,250	3

Goodwill (CHF million)		4,173	3,243	29

Adjusted regulatory capital (CHF million)	[8]	6,162	5,168	19

Additional information

Client assets (CHF billion)		766	696	10

Headcount (full-time equivalents)		17,501	17,087	2

Financial advisors (full-time equivalents)		7,474	7,360	2

1	Excludes interest and dividend income.
2	For purposes of comparison with US peers.
3	Income (annualized) / average invested assets.
4	Operating expenses / income.
5	Interest, asset-based fees for portfolio management and fund distribution, account-based and advisory fees.
6	Private client revenues / average number of financial advisors.
7	Annualized year to date Business Group performance before tax / adjusted regulatory capital year to date average.
8	10% of BIS risk-weighted assets plus goodwill.

Performance indicators

Invested assets were CHF 725 billion on 30 June 2005, up 11% from CHF 652 billion on the same date a year earlier. In US dollar terms, invested assets increased 8% in the period, reflecting a positive market performance, and inflows of net new money.

The inflow of net new money in first half 2005 was CHF 6.6 billion compared to CHF 5.0 billion a year earlier. Including interest and dividends, net new money in first half 2005 was CHF 15.4 billion, up from CHF 12.4 billion a year earlier.

The gross margin on invested assets was 78 basis points in first half 2005, down from 81 basis points a year earlier.

The cost / income ratio was 89.4% in first half 2005, down from 98.6% a year earlier. Acquisition costs (retention payments, amortization of goodwill and other intangible assets and net goodwill funding) accounted for 8.6 percentage points of this decrease.

Operating and Financial Review and Prospects

Recurring income, including interest income as well as asset-based fees for portfolio management and fund distribution, account-based and advisory fees, stood at CHF 1,380 million in first half 2005, up 12% from CHF 1,232 million a year earlier. Excluding the effects of currency fluctuations, recurring income increased 17% in first half, driven by rising asset levels in managed account products and higher net interest income from our lending business, representing more than half of total revenues in the period.

Productivity per advisor rose to CHF 341,000 in first half 2005 from CHF 336,000 a year earlier, reflecting rising recurring income. Financial advisor headcount was 7,474 on 30 June 2005, up 114 from 7,360 on the same date a year earlier. We continue to invest in recruiting and training, with our primary aim remaining the hiring of talented and highly productive financial advisors.

Results

Because our business is almost entirely conducted in US dollars, comparisons of results to prior periods are affected by the movements of the US dollar against the Swiss franc. In first half 2005, the US dollar’s average rate depreciated 4% against the Swiss franc compared to first half 2004. Pre-tax profit was CHF 277 million in first half 2005, up from CHF 32 million a year earlier. In US dollar terms, our performance was 9% higher compared to first half 2004, mainly reflecting higher recurring income.

Operating income

Total operating income in first half 2005 was CHF 2,624 million, up from CHF 2,617 million a year earlier. In US dollar terms, our operating income was 4% higher compared to first half 2004, reflecting higher recurring income.

Operating expenses

In first half 2005, total operating expenses were CHF 2,347 million, down 9% from a year earlier. Personnel expenses, at CHF 1,766 million, fell 4% from a year earlier. In US dollar terms, overall personnel expenses were flat. Non-personnel expenses fell to CHF 581 million from CHF 754 million a year earlier. Amortization of goodwill was CHF 100 million in first half 2004 and ceased to be recorded in 2005 due to an accounting change.

Operating and Financial Review and Prospects

Corporate Center

Corporate Center recorded a pre-tax loss of CHF 49 million in first half 2005, compared to a pre-tax loss of CHF 16 million a year earlier.

Business Group Reporting

				%
				change
		Year to date or as at		from
CHF million, except where indicated		30.6.05	30.6.04	1H04

Income		815	709	15

Credit loss (expense) / recovery	[1]	143	163	(12)

Total operating income		958	872	10

Cash components		697	544	28

Share-based components		62	38	63

Total personnel expenses		759	582	30

General and administrative expenses		618	653	(5)

Services to / from other business units		(847)	(796)	(6)

Depreciation of property and equipment		466	403	16

Amortization of goodwill		0	37	(100)

Amortization of other intangible assets		11	9	22

Total operating expenses		1,007	888	13

Business Group performance before tax		(49)	(16)	(206)

Additional information

BIS risk-weighted assets (CHF million)		10,368	12,877	(19)

Headcount (full-time equivalents)		5,417	5,174	5

1	In order to show the relevant Business Group performance over time, adjusted expected credit loss rather than credit loss expense is reported for all business groups. The difference between the adjusted expected credit loss and credit loss expense recorded at Group level is reported in the Corporate Functions (see Note 2 to the 30 June 2005 financial statements).

Operating and Financial Review and Prospects

Private Banks & GAM

Business Unit reporting

				%
				change
		Year to date or as at		from
CHF million, except where indicated		30.6.05	30.6.04	1H04

Income		585	567	3

Adjusted expected credit loss	[1]	(10)	0

Total operating income		575	567	1

Cash components		216	210	3

Share-based components		5	4	25

Total personnel expenses		221	214	3

General and administrative expenses		82	84	(2)

Services to / from other business units		5	6	(17)

Depreciation of property and equipment		13	10	30

Amortization of goodwill		0	37	(100)

Amortization of other intangible assets		3	1	200

Total operating expenses		324	352	(8)

Business Unit performance before tax		251	215	17

Performance indicators

Invested assets (CHF billion)		101	94	7

Net new money (CHF billion)	[2]	0.2	8.9

Cost / income ratio (%)	[3]	55.4	62.1

Capital return and BIS data

Return on adjusted regulatory capital (%)	[4]	81.6	61.9

BIS risk-weighted assets (CHF million)		2,924	2,906	1

Goodwill (CHF million)		349	389	(10)

Adjusted regulatory capital (CHF million)	[5]	641	680	(6)

Additional information

Client assets (CHF billion)		102	95	7

Headcount (full-time equivalents)		1,657	1,623	2

1	In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business units (see Note 2 to the 30 June 2005 financial statements).
2	Excludes interest and dividend income.
3	Operating expenses / income.
4	Annualized year to date Business Unit performance before tax / adjusted regulatory capital year to date average.
5	10% of BIS risk-weighted assets plus goodwill.

Operating and Financial Review and Prospects

Performance indicators

Private Banks & GAM posted a net new money inflow of CHF 0.2 billion in first half 2005, down from the CHF 8.9 billion inflow recorded a year earlier. The Private Banks reported net inflows of invested assets. Compared to first half 2004, GAM recorded significantly smaller net new money inflows, as inflows from institutions were partially offset by some redemptions from its funds.

Invested assets on 30 June 2005 were CHF 101 billion, up 7% from CHF 94 billion on the same date a year earlier, as levels benefited from positive market performance.

Results

In first half 2005, pre-tax profit was CHF 251 million, up from CHF 215 million a year earlier. Total operating income, at CHF 575 million in first half 2005, was slightly higher than a year earlier, reflecting positive market developments.

Total operating expenses fell to CHF 324 million in first half 2005, from CHF 352 million a year earlier due to the fact that goodwill is no longer amortized.

Operating and Financial Review and Prospects

Corporate Functions

Business Unit reporting

				%
				change
		Year to date or as at		from
CHF million, except where indicated		30.6.05	30.6.04	1H04

Income		230	142	62

Credit loss (expense) / recovery	[1]	153	163	(6)

Total operating income		383	305	26

Cash components		481	334	44

Share-based components		57	34	68

Total personnel expenses		538	368	46

General and administrative expenses		536	569	(6)

Services to / from other business units		(852)	(802)	(6)

Depreciation of property and equipment		453	393	15

Amortization of goodwill		0	0

Amortization of other intangible assets		8	8	0

Total operating expenses		683	536	27

Business Unit performance before tax		(300)	(231)	(30)

Additional information

BIS risk-weighted assets (CHF million)		7,444	9,971	(25)

Headcount for IT Infrastructure (ITI) (full-time equivalents)		2,487	2,370	5

Headcount for corporate functions excluding ITI (full-time equivalents)		1,273	1,181	8

1	In order to show the relevant Business Group performance over time, adjusted expected credit loss rather than credit loss expense is reported for all business groups. The difference between the adjusted expected credit loss and credit loss expense recorded at Group level is reported in the Corporate Functions (see Note 2 to the 30 June 2005 financial statements).

Results

Corporate Functions recorded a pre-tax loss of CHF 300 million in first half 2005, compared to a pre-tax loss of CHF 231 million a year earlier.

Operating and Financial Review and Prospects

Operating income

Total operating income rose to CHF 383 million in first half 2005 from CHF 305 million a year ago, mainly reflecting gains in corporate real estate as well as gains on a financial participation which were largely attributable to minority investors. These positive effects were partially offset by a timing effect related to cash flow hedge ineffectiveness. Credit loss recoveries were down this first half from a year earlier. The credit loss expense or recovery booked in Corporate Functions represents the difference between the adjusted expected credit losses charged to the business units and the credit loss recognized in the UBS financial statements. In first half 2005, UBS recorded a credit loss recovery of CHF 206 million, compared to a recovery of CHF 130 million a year earlier, resulting in a credit loss recovery in Corporate Functions of CHF 153 million in first half 2005 and CHF 163 million in the same period a year ago.

Operating expenses

At CHF 683 million in first half 2005, total operating expenses were up from CHF 536 million a year earlier. Personnel expenses increased to CHF 538 million from CHF 368 million in first half 2004. This was driven by higher accruals for performance-related compensation as well as the integration of IT infrastructure functions, particularly the integration of services previously provided by Perot Systems to the Investment Bank. All ITI-related personnel expenses were charged to UBS’s business groups. General and administrative expenses in the first half 2005 fell 6% compared to the previous year to CHF 536 million mainly due to lower outsourcing costs reflecting the further integration of IT infrastructure functions and lower costs related to premises. This was partially offset by increased branding costs. Other businesses were charged CHF 852 million for services provided by Corporate Functions in first half 2005, compared to CHF 802 million in the same period a year ago. This was driven by the further IT infrastructure integration, partially offset by lower insurance-related charges.

Operating and Financial Review and Prospects

Industrial Holdings

Income statement

				%
				change
		Year to date or as at		from
CHF million, except where indicated		30.6.05	30.6.04	1H04

Revenues from Industrial Holdings		5,182	1,665	211

Other income		315	214	47

Total operating income		5,497	1,879	193

Personnel expenses		692	477	45

General and administrative expenses		372	451	(18)

Services to / from other business units		7	11	(36)

Depreciation of property and equipment		135	89	52

Amortization of goodwill		0	3	(100)

Amortization of other intangible assets		96	7

Goods and materials purchased		3,669	671	447

Total operating expenses		4,971	1,709	191

Operating profit from continuing operations before tax		526	170	209

Tax expense		122	64	91

Net profit from continuing operations		404	106	281

Net profit / (loss) from discontinued operations		(56)	18

Net profit		348	124	181

Net profit / (loss) attributable to minority interests		114	(8)

Net profit attributable to UBS shareholders		234	132	77

Private equity	[1]

Investment (CHF billion)	[2]	1.2	1.4	(14)

Portfolio fair value (CHF billion)		1.6	1.8	(11)

Additional information

Cost / income ratio (%)	[3]	90.4	91.0

BIS risk-weighted assets (CHF million)		2,748	2,015	36

Headcount (full-time equivalents)		27,103	27,160	0

1	Only comprises financial investments available-for-sale.
2	Historical cost of investments made, less divestments and impairments.
3	Operating expenses / operating income.

In first half 2005, industrial holdings reported a net profit of CHF 348 million, of which CHF 234 million was attributable to UBS shareholders.

At the end of first half 2005, we sold one of our private equity investments previously fully consolidated according to IAS 27. The performance of this divested company and the loss from its divestment is presented under “Net profit / loss from discontinued operations” in the Group income statement.

Private equity investments treated as “Financial investments available-for-sale” realized divestment gains of CHF 396 million in first half 2005, with writedowns totaling CHF 41 million. The level of these investments was CHF 1.2 billion on 30 June 2005, down from CHF 1.4 billion a year earlier. The fair value of this part of the portfolio fell to CHF 1.6 billion in first half 2005 from CHF 1.8 billion a year earlier. Unfunded commitments on 30 June 2005 were CHF 0.7 billion, down from CHF 1.3 billion a year earlier.

Additional Notes to the Financial Statements

(unaudited)

The following additional notes which are unaudited are provided to update certain Securities Act filings. They should be read in conjunction with the Financial Statements presented in UBS’s Second Quarter 2005 Report, submitted to the SEC under Form 6-K on 10 August 2005, UBS’s First Quarter 2005 Report, submitted to the SEC under Form 6-K on 4 May 2005, and UBS’s Annual Report on Form 20-F for the year ended 31 December 2004, filed with the SEC on 16 March 2005.

NOTE 11 DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)

The consolidated Financial Statements of UBS have been prepared in accordance with IFRS. The principles of IFRS differ in certain respects from US GAAP. For a full discussion of the relevant significant accounting and valuation differences between IFRS and US GAAP, see Notes 41 and 42 of the 31 December 2004 Financial Statements. This note updates those disclosures for the six-month period ended 30 June 2005.

11.1 Valuation, Income Recognition and Presentation Differences between IFRS and US GAAP

11.1.1 Goodwill and Intangible Assets

With the adoption of IFRS 3 Business Combinations on 31 March 2004, UBS ceased amortizing goodwill on 1 January 2005 for all goodwill existing before 31 March 2004. Goodwill is now subject to an annual impairment test as it is under US GAAP and is no longer amortized under both sets of standards. Goodwill from business combinations entered into on or after 31 March 2004 was accounted for immediately under the provisions of IFRS 3, and no goodwill amortization was recorded for these transactions under IFRS or US GAAP.

In addition on 31 March 2004, UBS adopted revised IAS 38 Intangible Assets. Under the revised standard, intangible assets acquired in a business combination must be recognized separately from goodwill if they meet defined recognition criteria. Existing intangible assets that do not meet the recognition criteria have to be reclassified to goodwill. On 1 January 2005, UBS reclassified the trained workforce intangible asset recognized in connection with the acquisition of PaineWebber with a book value of CHF 1.0 billion to Goodwill. Under US GAAP, this asset was reclassified from Intangible assets to Goodwill on 1 January 2002 with the adoption of SFAS 142 Goodwill and Other Intangible Assets.

See Notes 41.1.a and b of the 31 December 2004 Financial Statements for a description of the differences between IFRS and US GAAP Goodwill.

Additional Notes to the Financial Statements

(unaudited)

(continued)

11.1.2 Equity Participation Plans

On 1 January 2005, UBS adopted IFRS 2 Share-based payment which requires that the fair value of all share-based payments made to employees be recognized as compensation expense from the date of grant over the service period, which is generally equal to the vesting period. UBS applied IFRS 2 on a retrospective application basis and restated its 2003 and 2004 comparative prior periods. UBS recorded an opening retained earnings adjustment on 1 January 2003 to reflect the cumulative income statement effects of prior periods. See Note 1)ab of the 31 December 2004 Financial Statements for details. Previously under IFRS, option awards were expensed at their intrinsic value which is generally zero as options are normally granted at or out of the money. Shares were recognized as compensation expense in full in the performance year, which is generally the year prior to grant.

On 1 January 2005, UBS also adopted SFAS 123 (revised 2004), Share-Based Payment, (SFAS 123-R). SFAS 123-R, like IFRS 2, also requires that share-based payments to employees be recognized in the

Additional Notes to the Financial Statements

(unaudited)

(continued)

income statement over the service period based on their fair values at the date of grant. UBS adopted SFAS 123-R using the modified prospective method. Prior periods were not restated. Under this method, compensation cost for the portion of awards for which the service period has not been rendered that are outstanding (unvested) as of the effective date shall be recognized as the service is rendered on or after the effective date. As such, to the extent that the grant date fair value of options has been recognized in the income statement or disclosed in the notes to the financial statements, it should not be re-recognized upon adoption of SFAS 123-R. UBS recognized the fair value of share awards granted as part of annual bonuses in the year of corresponding performance, in alignment with the revenue produced. For disclosure purposes, UBS recognized the fair value of option awards on the date of grant. Thus, for recognition and disclosure purposes, expense for share and option awards issued prior to but outstanding at the date of adoption of SFAS 123-R has been fully attributed to prior periods. Further, share awards issued in 2005 as part of the 2004 performance year, have been fully recognized in 2004. Therefore under SFAS 123-R, only option awards and certain share awards granted, modified or settled after the effective date are to be recognized in the 2005 financial statements. Prior to 1 January 2005, UBS applied the intrinsic value method under APB 25 which was similar to the previous IFRS treatment except that certain share and option plans were deemed variable under US GAAP. Changes in intrinsic value for these variable plans were recorded in US GAAP Net profit.

As a result, the treatment of option awards granted prior to 1 January 2005, and share awards granted in 2005 as part of the 2004 performance year differ under IFRS 2 and SFAS 123-R. For the IFRS to US GAAP reconciliation, the opening IFRS Retained earnings adjustment on 1 January 2003 and subsequent IFRS 2 restatement adjustments were reversed and only the awards required to be expensed were recorded in the 2005 US GAAP financial statements. Future awards will be recognized over the requisite service periods, which are determined by the terms of the award.

In addition, under the transition provisions of SFAS 123-R, a cumulative adjustment of CHF 38 million expense reversal, net of tax, was recorded in US GAAP Net profit on 1 January 2005. The adjustment mainly relates to the required recognition of estimated forfeitures of share-based compensation awards under SFAS 123-R. The standard requires that expense be recognized only for those instruments where the requisite service is performed. During the service period, compensation cost recognized is based on the estimated number of instruments for which the requisite service is expected to be rendered. That estimate is revised if subsequent information indicates that the actual number is likely to differ from previous estimates.

Under SFAS 123-R, entities are required to continue to provide pro-forma disclosures for the periods in which the fair value method of accounting for share-based compensation was not applied. See Note 12.2 for further information.

Additional Notes to the Financial Statements

(unaudited)

(continued)

UBS also has employee benefit trusts that are used in connection with share-based payment arrangements and deferred compensation plans. In connection with the issuance of IFRS 2, the IFRIC amended SIC 12 Consolidation – Special Purpose Entities, and interpretation of IAS 27, to eliminate the scope exclusion for equity compensation plans. Therefore, pursuant to the criteria set out in SIC 12, an entity that controls an employee benefit trust (or similar entity) set up for the purposes of share-based payment arrangements will be required to consolidate that trust. UBS consolidated such employee benefit trusts retrospectively to 1 January 2003. For further details on the restatement, see Note 1)ab of the 31 December 2004 Financial Statements. Under US GAAP prior to 1 January 2004, certain equity compensation trusts were already consolidated under US GAAP under the provisions of EITF-97-14, Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested. With the adoption of FIN 46-R, Consolidation of Variable Interest Entities, on 1 January 2004, the remaining unconsolidated employee equity compensation trusts formed before 1 February 2003 were consolidated for US GAAP purposes for the first time. Thus, from 1 January 2004 onwards, there is no difference between IFRS and US GAAP in regard to these trust consolidations.

11.1.3 Private Equity Investments

On 1 January 2005, UBS adopted revised IAS 27 Consolidated and Separate Financial Statements and revised IAS 28 Investments in Associates retrospectively to 1 January 2003, and comparative periods were restated. The adoption of these standards had an impact on the accounting for private equity investments. Previously under IFRS, such investments were classified as Financial investments available for sale with changes in fair value recorded directly in Equity. The effect of adopting these standards is that private equity investments in which UBS owns a controlling interest are now consolidated and those where UBS has significant influence are accounted for as associated companies using the equity method of accounting. The remaining private equity investments continue to be accounted for as Financial investments available for sale.

Under US GAAP, private equity investments held within separate investment subsidiaries are accounted for in accordance with the AICPA Audit and Accounting Guide, Audits of Investment Companies. They are recorded on a separate line on the US GAAP Balance sheet and are accounted for at fair value with changes in fair value recorded in Net profit. The remaining private equity investments are accounted for at cost less “other than temporary” impairment.

The effects on the IFRS to US GAAP reconciliation are as follows: 1) Private equity investments consolidated under IFRS are de-consolidated under US GAAP and are either recorded at fair value or at cost less “other than temporary” impairment as described in the previous paragraph. 2) The equity method accounting adjustment for those private equity investments accounted for as associated companies is reversed for US GAAP. The asset on the US GAAP Balance sheet is reclassified from Investments in associates accounted for under the equity method to Private equity investments accounted for at fair value or at cost less “other than temporary” impairment as described in the previous paragraph. 3) Those remaining private equity investments still accounted for as Financial investments available for sale with changes in fair value recorded directly in Equity are reclassified to the line Private equity investments on the US GAAP balance sheet and are recorded either at fair value or cost less “other than temporary” impairment as described in the previous paragraph.

Additional Notes to the Financial Statements

(unaudited)

(continued)

11.2 Reconciliation of IFRS Equity Attributable to UBS Shareholders to US GAAP Shareholders’ Equity and IFRS Net Profit Attributable to UBS Shareholders to US GAAP Net Profit

					Net profit attributable
			Equity attributable to		to UBS shareholders
	Note 41.1		UBS shareholders		(IFRS)/Net profit (US
	and	Additional	(IFRS)/Shareholders'		GAAP) - for the six
	Note 41.5	Reference for	equity (US GAAP) as at		months ended
CHF million	Reference	30.06.05	30.06.05	31.12.04	30.06.05	30.06.04

Amounts determined in accordance with IFRS			38,002	33,941	4,772	4,320

Adjustments in respect of:

SBC purchase accounting goodwill and other purchase accounting adjustments	a		15,134	15,152	(18)	(22)

Reversal of IFRS goodwill amortization	b	11.1.1	2,603	2,603	0	398

Purchase accounting under IFRS 3 and FAS 141	c		(57)	(88)	3	0

Derivative instruments	d		(37)	(75)	(412)	(26)

Financial investments and private equity	e	11.1.3	602	605	(202)	280

Pension plans	f		392	372	14	(25)

Other post-retirement benefit plans	g		(1)	(1)	0	0

Equity participation plans	h	11.1.2	261	86	799	(10)

Consolidation of variable interest entities (VIEs) and deconsolidation of trust preferred securities	j		12	47	0	0

Financial instruments designated at fair value through profit and loss	k		351	197	299	(54)

Physically settled written puts	l		53	93	4	2

Investment properties	m		(19)	(8)	0	14

Settlement date vs. trade date accounting	1		14	0	0	0

Other adjustments			(14)	(50)	(15)	0

Tax adjustments			133	(206)	150	(78)

Total adjustments			19,427	18,727	622	479

Amounts determined in accordance with US GAAP			57,429	52,668	5,394	4,799

Other comprehensive income					1,753	36

Comprehensive income					7,147	4,835

The letter and number references above refer to the discussions in Notes 41.1 and 41.5 of the 31 December 2004 Financial Statements. Other references are further explained in Note 11.1.

Additional Notes to the Financial Statements

(unaudited)

(continued)

11.3 Earnings Per Share

Under both IFRS and US GAAP, basic earnings per share (“EPS”) is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding.

Diluted EPS includes the determinants of basic EPS and, in addition, gives effect to dilutive potential common shares that were outstanding during the period. The computation of basic and diluted EPS for the six-month periods ended 30 June 2005 and 30 June 2004 is presented in the following table:

For the six months ended	30.06.05			30.06.04
	US GAAP	IFRS	US GAAP	IFRS

Net profit (US GAAP) / Net profit attributable to UBS shareholders (IFRS) - available for ordinary shares (CHF million)	5,394	4,772	4,799	4,320

Net profit (US GAAP) / Net profit attributable to UBS shareholders (IFRS) - for diluted EPS (CHF million)	5,390	4,768	4,794	4,315

Weighted average shares outstanding	1,016,233,558	1,016,226,134	1,047,251,214	1,047,419,350

Diluted weighted average shares outstanding	1,064,597,467	1,064,597,467	1,102,069,766	1,102,069,766

Basic earnings per share (CHF)	5.31	4.70	4.58	4.12

Diluted earnings per share (CHF)	5.06	4.48	4.35	3.92

The total equivalent shares outstanding on options that were not dilutive for the respective periods but could potentially dilute earnings per share in the future were 45,268,931 and 44,285,289 for the six-month periods ended 30 June 2005 and 30 June 2004, respectively.

Additional Notes to the Financial Statements

(unaudited)

(continued)

11.4 UBS Income Statement

The following is a Consolidated Income Statement of UBS, for the six months ended 30 June 2005 and 30 June 2004, restated to reflect the impact of valuation and income recognition differences and presentation differences between IFRS and US GAAP.

CHF million		30.06.05		30.06.04
For the six months ended	Reference	US GAAP	IFRS	US GAAP	IFRS

Operating income
Interest income	a,c,d,e,j,k,4, 5, Note 11.1.3	28,061	28,150	19,452	19,318

Interest expense	a,c,e,j,k,4,5, Note 11.1.3	(23,021)	(23,240)	(13,430)	(13,429)

Net interest income		5,040	4,910	6,022	5,889

Credit loss (expense)/recovery	e, Note 11.1.3	206	206	134	130

Net interest income after credit loss expense		5,246	5,116	6,156	6,019

Net fee and commission income	e, Note 11.1.3	10,535	10,535	9,846	9,883

Net trading income	d,e,j,k,l,4,5, Note 11.1.3	3,154	3,522	3,018	3,337

Other income	c,e, j, m, Note 11.1.3	393	627	854	539

Revenues from Industrial Holdings	e, Note 11.1.3	3,836	5,182		1,665

Total operating income		23,164	24,982	19,874	21,443

Operating expenses
Personnel expenses	e,f,h,Note11.1.2, Note 11.1.3	9,427	10,497	9,887	10,120

General and administrative expenses	c,e,j, Note 11.1.3	3,072	3,334	3,255	3,691

Depreciation of property and equipment	a,c,e, Note 11.1.3	717	771	641	714

Amortization of goodwill	b, Note 11.1.1	0	0	0	366

Amortization of other intangible assets	b,c,e,j, Note 11.1.3	113	160	53	94

Goods and materials purchased	e,Note 11.1.3	3,045	3,669		671

Total operating expenses		16,374	18,431	13,836	15,656

Operating profit from continuing operations before tax		6,790	6,551	6,038	5,787

Tax expense		1,203	1,369	1,169	1,283

Minority interests (US GAAP)	c,e,j,Note 11.1.3	231		76

Net profit from continuing operations		5,356	5,182	4,793	4,504

Net profit/(loss) from discontinued operations	e,Note 11.1.3	0	(56)	0	18

Net profit (IFRS)			5,126		4,522

Net profit attributable to minority interests (IFRS)	c,e,j,Note 11.1.3		354		202

Cumulative adjustment due to the adoption of SFAS 123 (revised 2004), “Share-Based Payment” on 1 January 2005, net of tax	Note 11.1.2	38

Cumulative adjustment of accounting for certain equity based compensation plans as cash settled, net of tax	h			6

Net profit (US GAAP) / Net profit attributable to UBS shareholders (IFRS)		5,394	4,772	4,799	4,320

Other comprehensive income		1,753		36

Comprehensive income		7,147		4,835

The letter and number references on the previous page refer to the discussions in Notes 41.1 and 41.5 of the 31 December 2004 Financial Statements. Other references are further explained in Note 11.1. These references indicate which IFRS to US GAAP adjustments affect an individual financial statement caption.

Additional Notes to the Financial Statements

(unaudited)

(continued)

11.5 UBS Balance Sheet

The following is a Condensed Consolidated Balance Sheet of UBS, as of 30 June 2005 and 31 December 2004, restated to reflect the impact of valuation and income recognition principles and presentation differences between IFRS and US GAAP.

		30.06.05		31.12.04
CHF million	Reference	US GAAP	IFRS	US GAAP	IFRS

Assets
Cash and balances with central banks		3,653	3,653	6,036	6,036

Due from banks	e,j,k,5, Note 11.1.3	51,792	46,637	35,286	35,419

Cash collateral on securities borrowed	4	294,890	296,235	218,414	220,242

Reverse repurchase agreements	j	407,422	408,062	357,164	357,164

Trading portfolio assets	c,e,j,k,1,4,5, Note 11.1.3	543,827	478,599	449,389	389,487

Trading portfolio assets pledged as collateral		175,189	175,189	159,115	159,115

Positive replacement values	j,k,1,5	371,879	369,031	284,468	284,577

Financial instruments designated at fair value	k		1,306		653

Loans	a,e,j,k,5,Note 11.1.3	251,745	255,418	228,968	232,167

Financial investments	e,j,1,2,Note 11.1.3	2,077	4,780	1,455	4,188

Securities received as collateral	3	27,214		12,950

Accrued income and prepaid expenses	e,j,k, Note 11.1.3	7,363	7,814	5,882	6,309

Investments in associates	c,e,Note 11.1.3	2,030	2,492	2,153	2,675

Property and equipment	a,c,e,m, Note 11.1.3	8,862	9,145	9,045	9,510

Goodwill	a,b,e, Notes 11.1.1 and 11.1.3	28,433	11,356	26,977	8,865

Other intangible assets	b,c,e,Notes 11.1.1 and 11.1.3	1,759	2,292	1,722	3,336

Private equity investments	e,2, Note 11.1.3	2,967		3,094

Other assets	c,d,e,f,h,1,2,5, Note 11.1.2, Note11.1.3	193,420	19,053	101,068	17,375

Total assets		2,374,522	2,091,062	1,903,186	1,737,118

Liabilities
Due to banks	e,1,5, Note 11.1.3	125,944	125,677	119,021	120,026

Cash collateral on securities lent	4	75,744	81,044	57,792	61,545

Repurchase agreements	j	537,376	534,006	423,513	422,587

Trading portfolio liabilities	j,k,1,4,5	205,940	174,645	190,907	171,033

Obligation to return securities received as collateral	3	27,214		12,950

Negative replacement values	j,k,l,1,4,5	468,622	397,888	360,345	303,712

Financial liabilities designated at fair value	j,k,1,5		79,550		65,756

Due to customers	e,j,k,1,5, Note 11.1.3	434,296	421,580	386,913	376,076

Accrued expenses and deferred income	e,j,k,1, Note 11.1.3	14,155	13,963	14,830	15,040

Debt issued	a,c,d,e,j,k,1, Note 11.1.3	205,482	162,423	164,744	117,856

Other liabilities	c,d,e,f,g,h,j,k,l,m,1,5,Note 11.1.2, Note 11.1.3	220,458	54,866	117,743	44,120

Total liabilities		2,315,231	2,045,642	1,848,758	1,697,751

Minority interests	c,j	1,862	7,418	1,760	5,426

Total shareholders’ equity (US GAAP)/Equity attributable to UBS shareholders (IFRS)		57,429	38,002	52,668	33,941

Total equity (IFRS)			45,420		39,367

Total liabilities, minority interests and shareholders’ equity		2,374,522	2,091,062	1,903,186	1,737,118

The letter and number references on the previous page refer to the discussions in Notes 41.1 and 41.5 of the 31 December 2004 Financial Statements. Other references are further explained in Note 11.1. These references indicate which IFRS to US GAAP adjustments affect an individual financial statement caption.

Additional Notes to the Financial Statements

(unaudited)

(continued)

NOTE 12 ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP AND SEC RULES

In addition to the differences in valuation, income recognition and presentation, disclosure differences exist between IFRS and US GAAP. The following are additional disclosures that relate to the basic Financial Statements required under US GAAP.

12.1 Equity Participation Plans

a) Equity Participation Plans Offered

UBS has established several equity participation plans to further align the long-term interests of executives, managers, staff and shareholders. The plans are offered to eligible employees in approximately 50 countries and are designed to meet the complex legal, tax and regulatory requirements of each country in which they are offered. The explanations below describe the most significant plans in general, but specific plan rules and investment offerings may vary by country.

Equity Plus (EP): This voluntary plan gives eligible employees the opportunity to purchase UBS shares at fair market value on the purchase date and receive at no additional cost two UBS options for each share purchased, up to a maximum annual limit. The options have a strike price equal to the fair market value of the stock on the date the option is granted. Share purchases can be made annually from bonus compensation or quarterly based on regular deductions from salary. Shares purchased under Equity Plus are restricted from sale for two years from the time of purchase, and the options granted have a two year vesting requirement and generally expire from ten years to ten and one-half years after the date of grant.

Discounted purchase plans: Up to and including 2005, selected employees in Switzerland were entitled to purchase a specified number of UBS shares at a predetermined discounted price each year. The number of shares that could be purchased depended on rank. Any such shares purchased must be held for a specified period of time. The discount is recorded as compensation expense. No new awards will be made under this plan.

Equity Ownership Plan (EOP): Selected personnel receive between 10% and 45% of their performance-related compensation in UBS shares or notional UBS shares instead of cash, on a mandatory basis. Up to and including 2004, participants in certain countries were eligible to receive a portion of their award in UBS shares with a matching contribution in UBS options or in Alternative Investment Vehicles (AIVs) (generally money market funds, UBS and non-UBS mutual funds and other UBS sponsored funds). In 2002 and 2003, certain employees received UBS options instead of UBS shares for a portion of their EOP award. In 2005, AIVs and options were not granted as part of EOP. EOP awards vest in one-third increments over a three-year vesting period. Under certain conditions, these awards are fully forfeitable by the employee.

Key employee option plans: Under these plans, key and high potential employees are granted UBS options with a strike price not less than the fair market value of the shares on the date the option is granted. Option grants generally vest in one-third increments over a three-year period. Expiration of the options is generally from ten to ten and one-half years. One option gives the right to purchase one registered UBS share at the option’s strike price.

Additional Notes to the Financial Statements

(unaudited)

(continued)

Other deferred compensation plans: UBS sponsors other deferred compensation plans for selected eligible employees. Generally, contributions are made on a tax deferred basis, and participants are allowed to notionally invest in AIVs. No additional company match is granted, and the plan is generally not forfeitable. In addition, UBS also grants deferred compensation awards to new recruits, senior management and other key employees in the form of UBS shares or options.

UBS satisfies most of the future share delivery obligations under its option based participation plans by purchasing UBS shares in the market on grant date or shortly thereafter. At exercise, shares held in treasury are delivered to the employee against receipt of the strike price. As at 30 June 2005, UBS was holding approximately 46 million shares in treasury which is expected to be sufficient for anticipated employee exercises in the next year.

b) UBS Share Awards

Movements in shares granted during the full year 2004 and the six month period ended on 30 June 2005 under various equity participation plans described in Note 12.1a) is as follows:

		Weighted		Weighted
		average		average
	Number of	grant-date	Number of	grant-date
	shares	fair value	shares	fair value
	30.6.05	(CHF)	31.12.04	(CHF)

Unvested, at the beginning of the period	24,636,819	79	31,383,890	75

Shares awarded during the period	12,582,008	101	11,713,406	95

Vested during the period	(10,649,537)	76	(17,996,498)	79

Forfeited during the period	(228,253)	86	(463,979)	77

Unvested, at the end of the period	26,341,037	91	24,636,819	79

UBS estimates the grant date fair value of shares awarded during the year by using the average UBS share price on the grant date as quoted on the virtX.

The following table provides additional information about share awards:

CHF million, for the six months ended	30.6.05	30.6.04

Market value of shares vested	1,066	1,583

Additional Notes to the Financial Statements

(unaudited)

(continued)

c) UBS Option Awards

Movements in options granted during the full year 2004 and the six month period ended on 30 June 2005 under various equity participation plans described in Note 12.1a) is as follows:

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price(CHF)	options	price (CHF)
	30.6.05	[1]	31.12.04	[1]

Outstanding, at the beginning of the period	100,907,354	65	109,040,026	63

Granted during the period	21,290,291	107	24,113,252	91

Exercised during the period	(18,986,106)	64	(29,396,959)	58

Forfeited during the period	(1,252,033)	88	(2,692,824)	66

Expired unexercised	(58,475)	66	(156,141)	76

Outstanding, at the end of the period	101,901,031	81	100,907,354	69

Exercisable, at the end of the period	46,586,391	70	37,941,280	65

1 Some of the options in the table have exercise prices denominated in US dollars which have been converted into CHF at period-end spot exchange rates for purposes of this table.

The following table provides additional information about option awards:

For the six months ended	30.6.05	30.6.04

Weighted average grant date fair value of options granted (CHF)	16	25

Intrinsic value of options exercised during the period (CHF million)	732	703

In addition, UBS received cash of CHF 1,178 million and an income tax benefit of CHF 171 million from the exercise of share options during the six month period ended 30 June 2005.

The intrinsic value of share-based liabilities (shares and options) paid for the six-month periods ended 30 June 2005 and 30 June 2004 was CHF 1 million and CHF 669 million, respectively.

Additional Notes to the Financial Statements

(unaudited)

(continued)

The following tables summarize additional information about options outstanding and options exercisable at 30 June 2005:

Options outstanding

		Weighted-
		average		Weighted-
		exercise	Aggregate	average
	Number of	price (in	intrinsic	remaining
	options	local	value (CHF	contractual
Range of exercise price per option	outstanding	currency)	million)	term (years)

CHF

53.37 - 75.00	14,872,531	61.34	575	6.6

75.01 - 95.00	20,840,080	85.66	299	7.7

95.01 - 111.50	19,472,513	102.32	3	7.9

53.37 - 111.50	55,185,124	84.99	877	7.5

USD

7.65 - 45.00	10,777,973	38.94	537	6.3

45.01 - 55.00	13,944,936	48.03	533	5.5

55.01 - 75.00	10,750,603	69.23	119	8.1

75.01 - 95.50	11,242,395	86.30	1	9.5

7.65 - 95.50	46,715,907	60.02	1,190	7.3

Options exercisable

		Weighted-
		average		Weighted-
		exercise	Aggregate	average
	Number of	price (in	intrinsic	remaining
	options	local	value (CHF	contractual
Range of exercise price per option	exercisable	currency)	million)	term (years)

CHF

53.37 - 75.00	8,708,832	61.57	334	5.97

75.01 - 95.00	12,703,883	81.28	238	7.12

95.01 - 111.50	4,488,273	99.55	2	3.58

53.37 - 111.50	25,900,988	77.82	574	6.12

USD

7.65 - 45.00	6,524,040	36.01	350	5.41

45.01 - 55.00	11,313,050	47.75	436	5.07

55.01 - 75.00	2,692,736	66.50	39	6.35

75.01 - 95.50	155,577	79.29	1	9.15

7.65 - 95.50	20,685,403	46.73	826	5.38

Additional Notes to the Financial Statements

(unaudited)

(continued)

d) Valuation

As previously announced, upon adoption of IFRS 2 and SFAS 123-R, both titled Share-based Payment, on 1 January 2005, UBS conducted a review of its option valuation inputs to ensure they were in line with the guidance included in the two standards. As a result of that review, UBS now uses a mix of implied and historic volatility instead of solely historic volatility and specific employee exercise behavior patterns based on statistical data instead of a single expected life input to determine fair value of the options. A more sophisticated option valuation model was concurrently introduced to better model the UBS-specific employee exercise behavior patterns. The overall change in fair value of the options in 2005 versus 2004 is primarily attributable to using implied instead of historic volatility. The use of market-implied volatility decreased the fair value of the option by approximately CHF 7 or 29% compared to using historic volatility. The remaining reduction in fair value of approximately CHF 2 is attributable to the introduction of the new valuation model which uses UBS-specific employee exercise behavior patterns rather than an expected life input, as well as all other input changes based on observable market factors.

The fair value of options granted during 2005 was determined using the following assumptions:

	Weighted-
CHF awards	average	Range low	Range high

Expected volatility (%)	23	12	27

Risk free interest rate (%)	2.07	0.62	2.34

Expected dividend (CHF)	4.61	3.00	7.78

Strike price (CHF)	103.30	96.45	111.50

Share price (CHF)	100.97	96.45	102.95

	Weighted-
USD awards	average	Range low	Range high

Expected volatility (%)	23	15	27

Risk free interest rate (%)	4.10	1.91	4.56

Expected dividend (USD)	3.36	2.43	8.24

Strike price (USD)	87.89	78.49	95.50

Share price (USD)	86.05	78.49	87.75

The valuation technique takes into account the specific terms and conditions under which the share options are granted such as the vesting period, forced exercises during the lifetime, and gain- and time-dependent exercise behavior. The expected term of each option is calculated, by means of Monte Carlo simulation, as the probability-weighted average of the time of exercise.

The term structure of volatility is derived from the implied volatilities of traded UBS options in combination with the observed long-term historic share price volatility.

Dividends are assumed to grow at a 10% yearly rate over the term of the option.

Additional Notes to the Financial Statements

(unaudited)

(continued)

The fair value of options granted during 2004 was determined using a proprietary option pricing model, similar to an American-style binomial model, with the following assumptions:

	CHF	USD
	awards	awards

Expected volatility (%)	34	34

Risk free interest rate (%)	2.03	3.65

Expected dividend rate (%)	3.85	3.86

Strike price (CHF / USD)	95.89	75.11

Share price (CHF / USD)	93.29	73.94

Expected life (years)	5.6	5.6

The expected life was estimated on the basis of observed employee option exercise patterns. Volatility was derived from the observed long-term historic share price volatility aligned to the expected life of the option. Dividends were assumed to grow at a 10% yearly rate over the expected life of the option.

e) Compensation Expense

Generally, under IFRS, for all employee share and option awards, UBS recognizes compensation expense over the requisite service period which is generally equal to the vesting period. Share and option awards typically have a 3-year tiered vesting structure which means awards vest in one-third increments over that period. The total share-based compensation expense recognized for the six month periods ended 30 June 2005 and 30 June 2004 was CHF 811 million and CHF 744 million, respectively. The total income taxes recognized in the Income statement in relation to share-based compensation arrangements was a CHF 101 million benefit and a CHF 21 million expense for the six month periods ended 30 June 2005 and 30 June 2004, respectively.

At 30 June 2005, total compensation cost related to non-vested awards not yet recognized in the Income statement is CHF 1,901 million, which is expected to be recognized in Personnel expenses over a weighted average period of 1.9 years.

Additional Notes to the Financial Statements

(unaudited)

(continued)

12.2 Pro-Forma Effect of the Fair Value Method of Accounting on US GAAP Net Profit

The following table presents US GAAP Net profit and Earnings per share for the six-month period ended 30 June 2004 as if UBS had applied the fair value method of accounting for its share-based compensation plans in that period. With the adoption of SFAS 123-R on 1 January 2005, UBS adopted the fair value method of accounting for its share-based compensation plans using the modified prospective method. See Note 41.2 of the 31 December 2004 Financial Statements and Note 11.1.2 for details.

		pro-forma
CHF million, except per share data	30.06.05	30.06.04

Net Profit under US GAAP, as reported	5,394	4,799

Add: Equity-based employee compensation expense included in reported net profit, net of tax [1]	5

Deduct: Total equity-based employee compensation expense determined under the fair-value-based method for option awards, net of tax [2]	(5)	(468)

Net profit, pro-forma	5,394	4,331

Earnings per share

Basic, as reported	5.31	4.58

Basic, pro-forma	5.31	4.14

Diluted, as reported	5.06	4.35

Diluted, pro-forma	5.06	3.93

1	The amount of the bonus expense attributable to share-based awards for 2004 was determined after the end of the performance year, at the beginning of 2005. As a result, this information was unavailable for the period ended 30 June 2004.
2	Amounts in 2004 relate solely to the fair value of options granted in that year and were expensed in full in the pro-forma financial statements. It is important to note that most employee option grants occur during the first half of the year. Please refer to the 31 December 2004 Financial Statements, Note 32e) for further information on option grants for the full year 2004. Due to the modified prospective adoption of SFAS 123-R on 1 January 2005, amounts in 2005 only include option awards and certain share awards granted, modified or settled after the effective date.

Additional Notes to the Financial Statements

(unaudited)

(continued)

12.3 Pension and Other Post-Retirement Benefit Plans

The net periodic pension costs for the defined benefit plans for the six-month periods ended 30 June 2005 and 30 June 2004 were the following:

CHF million	Swiss		Foreign
For the six months ended	30.06.05	30.06.04	30.06.05	30.06.04

Components of net periodic pension cost

Service cost	312	272	40	42

Interest cost	325	333	117	106

Expected return on plan assets	(463)	(436)	(130)	(126)

Increase / (decrease) of unrecognized assets	187	148

Special termination benefits	22	12

Amortization of unrecognized net (gains) / losses			33	26

Employee contributions	(103)	(100)

Net periodic pension cost	280	229	60	48

The net periodic pension cost for the post-retirement medical and life plans for the six-month periods ended 30 June 2005 and 30 June 2004 were CHF 10 million and CHF 11 million, respectively.

Additional Notes to the Financial Statements

(unaudited)

(continued)

12.4 Contingent Liabilities

(CHF million)	30.06.05	31.12.04

Contingent liabilities
Credit guarantees and similar instruments[1]	10,231	10,252
Sub-participations	(653)	(621)

Total	9,578	9,631

Performance guarantees and similar instruments[2]	2,454	2,536
Sub-participations	(352)	(415)

Total	2,102	2,121

Irrevocable commitments and documentary credits	2,187	2,106
Sub-participations	(278)	(272)

Total	1,909	1,834

Gross contingent liabilities	14,872	14,894
Sub-participations	(1,283)	(1,308)

Net contingent liabilities	13,589	13,586

of which secured collateral on gross contingent liabilities	8,844	8,008
Market value guarantees in form of written put options	355,473	352,509

1	Credit guarantees in the form of bills of exchange and other guarantees, including guarantees in the form of irrevocable letters of credit, endorsement liabilities from bills rediscounted, advance payment guarantees and similar facilities.
2	Bid bonds, performance bonds, builders’ guarantees, letters of indemnity, other performance guarantees in the form of irrevocable letters of credit and similar facilities.

As part of its trading and market-making activities, UBS writes put options on a broad range of underlyings. For writing put options, UBS receives a premium, which is recognized as negative replacement value on the balance sheet. The contract volume of a written put option, which is the number of units of the underlying multiplied by the exercise price per unit, is considered a market price guarantee issued, because the option holder is entitled to make UBS purchase the underlying at the stated exercise price. The fair value of all written put options is recognized on the balance sheet as negative replacement value, which is significantly lower than the underlying total contract volume that represents the maximum potential payment UBS could be required to make upon exercise of the puts. The exposure from writing put options is hedged through UBS’s standard risk management process at a level that is within the set risk limits. Accordingly, neither the underlying total contract volume nor the negative replacement value is indicative of the actual risk exposure arising from written put options.

Additional Notes to the Financial Statements

(unaudited)

(continued)

12.5 Ratio of Earnings to Fixed Charges

The following table sets forth UBS AG’s ratio of earnings to fixed charges for the periods indicated. Ratios of earnings to combined fixed charges and preferred stock dividends requirements are not presented as there were no preferred stock dividends in any of the periods indicated.

		For the six
		months ended	For the year ended
CHF million, except for ratios		30.06.05	31.12.04	31.12.03	31.12.02	31.12.01	31.12.00

IFRS	[1]
Pre-tax earnings from continuing operations	[2]	6,161	10,206	7,082	4,260	6,353	10,109
Add: Fixed charges		23,664	28,434	28,782	30,297	45,089	44,251

Pre-tax earnings before fixed charges		29,825	38,640	35,864	34,557	51,442	54,360
Fixed charges:
Interest		23,240	27,545	27,856	29,417	44,236	43,615
Other	[3]	424	889	926	880	853	636

Total fixed charges		23,664	28,434	28,782	30,297	45,089	44,251
Ratio of earnings to fixed charges		1.26	1.36	1.25	1.14	1.14	1.23

US GAAP	[1]
Pre-tax earnings from continuing operations	[2]	6,572	10,894	8,262	5,473	4,598	6,617
Add: Fixed charges		23,412	28,134	28,548	30,214	44,950	44,220

Pre-tax earnings before fixed charges		29,984	39,028	36,810	35,687	49,548	50,837
Fixed charges:
Interest		23,021	27,306	27,700	29,334	44,096	43,584
Other	[3]	391	828	848	880	854	636

Total fixed charges		23,412	28,134	28,548	30,214	44,950	44,220
Ratio of earnings to fixed charges		1.28	1.39	1.29	1.18	1.10	1.15

1	The ratio is provided using both IFRS and US GAAP values, as the ratio is materially different between the two accounting standards.
2	Pre-tax earnings from continuing operations includes the elimination of subsidiary, associate and minority interest income and the addition of dividends received from associates.
3	Other fixed charges is the interest component of rental expense.

Additional Notes to the Financial Statements

(unaudited)

(continued)

12.6 Recently Issued US Accounting Standards

In December 2004, the FASB issued SFAS 123 (revised 2004), Share-Based Payment (SFAS 123-R), which is a revision of SFAS 123, Accounting for Stock-Based Compensation (SFAS 123), and supersedes APB Opinion 25, Accounting for Stock Issued to Employees (APB Opinion 25). Further information on the impact of the adoption of SFAS 123-R can be found in Note 11.1.2.

In March 2005, the SEC Staff issued Staff Accounting Bulletin No. 107, Share-Based Payment (SAB 107). SAB 107 expresses the SEC Staff’s views on certain aspects of SFAS 123-R and certain SEC rules and regulations including the types of valuation methods and associated inputs. SAB 107 outlines that a valuation technique should be applied in a manner consistent with the fair value measurement objectives and other requirements of SFAS 123-R, based on established principles of financial economic theory and reflect all substantive characteristics of the instrument. SAB 107 did not have a material impact on UBS’s financial statements. Further information on the impact of the adoption of SFAS 123-R can be found in Note 11.1.2.

In September 2004, the FASB staff issued FSP 03-1-1, Effective Date of Paragraphs 10-20 of EITF 03-1, The Meaning of Other Than Temporary Impairment, which delayed the effective date for the recognition and measurement guidance included in EITF 03-1. In June 2004, the FASB decided not to provide additional accounting guidance on EITF 03-1. The EITF 03-1 disclosure requirements continue to be effective and are included in Note 12 of the 31 December 2004 Financial Statements.

In June 2005, the FASB ratified the consensus on EITF Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights (EITF 04-5), which provides guidance in determining whether a general partner controls a limited partnership. EITF 04-5 provides that the general partner in a limited partnership is presumed to control that limited partnership unless the limited partners have either substantive kick-out rights or substantive participating rights. EITF 04-5 is effective after 29 June 2005 for new limited partnership agreements and for pre-existing limited partnership agreements that are modified; otherwise, effective no later than the beginning of the first reporting period in fiscal years beginning after 15 December 2005. The adoption of EITF 04-05 is not expected to have a material impact on UBS’s financial statements.

Recently Issued US Accounting Standards Not Yet Adopted

In May 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3 (Statement 154), which changes the requirements for the accounting and reporting of a change in accounting principle. Statement 154 applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement that does not include specific transition provisions. Statement 154 requires retrospective application to prior period’s financial statements of a voluntary change in accounting principle unless it’s impracticable whereas Opinion 20 previously required that most voluntary changes in accounting principle be recognized in net income of the period of change the cumulative effect of changing to the new accounting principle. Statement 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005. Statement 154 is not expected to have a material impact on UBS’s financial statements.

Additional Notes to the Financial Statements

(unaudited)

(continued)

12.7 Post Balance-Sheet Events

On 5 September 2005, UBS announced an agreement to sell its Private Banks & GAM unit to Julius Baer for CHF 2.75 billion in cash, CHF 850 million in a combination of debt securities and trust preferred shares, and a 21.5% stake in the enlarged Julius Baer. In addition to the cash consideration, CHF 200 million will be returned to UBS through a dividend distribution by Private Banks & GAM immediately prior to the closing of the transaction. Based on the average market price of the Julius Baer share for 30 days prior to the transaction, the 21.5% stake has an indicative value of CHF 1.8 billion. However, the fair value of the stake, and therefore the final sale price, will be determined at the date of closing based on the market price of the Julius Baer share. Equally, the gain on sale is dependent on the fair value of the 21.5% stake to be received on the closing date. It is currently assumed to be not less than CHF 3.5 billion pre-tax. Private Banks & GAM comprises the three private banks, Banco di Lugano, Ehinger & Armand von Ernst and Ferrier Lullin as well as specialist asset manager GAM. These are currently presented as a separate reportable segment within Corporate Center. The entire transaction is subject to approval by the extraordinary shareholders’ meeting of Julius Baer and a successful rights offering to finance the cash portion of the purchase price. For the 21.5% stake, UBS agreed to a lock-up period of eighteen months for 19.9% and of three months for the remaining 1.6%. UBS will not take a seat on Julius Baer’s board of directors or exercise any control or influence on its strategy or on its operational business decisions, and has agreed not to vote its shares. The transaction is expected to close in December 2005.

On 27 September 2005, UBS and Bank of China (BOC) agreed to enter into a strategic co-operation relationship covering the development of investment banking and securities products and services in China and for Chinese clients. The two parties have agreed to be preferred partners in various investment banking and related securities business areas. In addition, the two parties will cooperate in operational matters relating to these business areas. As part of the agreement, UBS Investment Bank invests USD500 million (CHF645 million) in BOC for a stake of approximately 1.6%. The investment will be classified as a financial investment available-for-sale.

Additional Notes to the Financial Statements

(unaudited)

(continued)

12.8 Supplemental Guarantor Information

Guarantee of PaineWebber Securities

Following the acquisition of Paine Webber Group Inc., UBS AG made a full and unconditional guarantee of the senior and subordinated notes and trust preferred securities (“Debt Securities”) of PaineWebber. Prior to the acquisition, PaineWebber was an SEC registrant. Upon the acquisition, PaineWebber was merged into UBS Americas, Inc., a wholly owned subsidiary of UBS.

Under the guarantee, if UBS Americas Inc. fails to make any timely payment under the Debt Securities agreements, the holders of the Debt Securities or the Debt Securities trustee may demand payment from UBS without first proceeding against UBS Americas Inc. UBS’s obligations under the subordinated note guarantee are subordinated to the prior payment in full of the deposit liabilities of UBS and all other liabilities of UBS. At 30 June 2005, the amount of senior liabilities of UBS to which the holders of the subordinated debt securities would be subordinated is approximately CHF 2,036 billion.

The information presented in this note is prepared in accordance with IFRS and should be read in conjunction with the consolidated Financial Statements of UBS of which this information is a part. At the bottom of each column, Net profit and Shareholders’ equity have been reconciled to US GAAP. See Note 11 for a detailed reconciliation of the IFRS Financial Statements to US GAAP on a consolidated basis.

Additional Notes to the Financial Statements

(unaudited)

(continued)

Supplemental Guarantor Consolidating Income Statement

CHF million	UBS AG	UBS		Consolidating	UBS
For the six months ended 30 June 2005	Parent Bank [1]	Americas Inc.	Subsidiaries	Entries	Group

Operating income

Interest income	19,720	11,566	9,432	(12,568)	28,150

Interest expense	(16,696)	(9,982)	(9,130)	12,568	(23,240)

Net interest income	3,024	1,584	302	0	4,910

Credit loss expense/(recovery)	207	(1)	0	0	206

Net interest income after credit loss expense	3,231	1,583	302	0	5,116

Net fee and commission income	4,681	3,400	2,454	0	10,535

Net trading income	3,380	(117)	259	0	3,522

Income from subsidiaries	(1,027)	0	0	1,027	0

Other income	2,400	211	(1,984)	0	627

Revenues from Industrial Holdings	0	0	5,182	0	5,182

Total operating income	12,665	5,077	6,213	1,027	24,982

Operating expenses

Personnel expenses	5,261	3,496	1,740	0	10,497

General and administrative expenses	1,106	1,105	1,123	0	3,334

Depreciation of property and equipment	506	67	198	0	771

Amortization of goodwill	0	0	0	0	0

Amortization of other intangible assets	11	34	115	0	160

Goods and materials purchased	0	0	3,669	0	3,669

Total operating expenses	6,884	4,702	6,845	0	18,431

Operating profit/(loss) from continuing operations before tax	5,781	375	(632)	1,027	6,551

Tax expense	1,009	283	77	0	1,369

Net profit /(loss) from continuing operations	4,772	92	(709)	1,027	5,182

Net profit / (loss) from discontinued operations	0	0	(56)	0	(56)

Net profit / (loss)	4,772	92	(765)	1,027	5,126

Net profit / (loss) attributable to minority interests	0	(2)	356	0	354

Net profit / (loss) attributable to UBS shareholders	4,772	94	(1,121)	1,027	4,772

Net profit /(loss) US GAAP [2]	6,242	237	(1,085)	0	5,394

1	UBS AG Parent Bank prepares its Financial Statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.
2	Refer to Note 11 for a description of the differences between IFRS and US GAAP.

Additional Notes to the Financial Statements

(unaudited)

(continued)

Supplemental Guarantor Consolidating Balance Sheet

CHF million	UBS AG Parent	UBS		Consolidating	UBS
As of 30 June 2005	Bank [1]	Americas Inc.	Subsidiaries	Entries	Group

Assets

Cash and balances with central banks	2,944	13	696	0	3,653

Due from banks	115,503	13,434	154,538	(236,838)	46,637

Cash collateral on securities borrowed	108,654	253,091	121,652	(187,162)	296,235

Reverse repurchase agreements	232,291	182,115	286,481	(292,825)	408,062

Trading portfolio assets	266,011	176,904	35,684	0	478,599

Trading portfolio assets pledged as collateral	108,168	43,489	23,532	0	175,189

Positive replacement values	373,627	2,845	178,055	(185,496)	369,031

Financial instruments designated at fair value	0	667	639	0	1,306

Loans	274,949	36,537	40,028	(96,096)	255,418

Financial investments	605	1,019	3,156	0	4,780

Accrued income and prepaid expenses	4,466	2,453	4,230	(3,335)	7,814

Investments in associates	30,674	109	1,423	(29,714)	2,492

Property and equipment	5,254	493	3,398	0	9,145

Goodwill and other intangible assets	618	10,815	2,215	0	13,648

Other assets	10,360	3,683	14,395	(9,385)	19,053

Total assets	1,534,124	727,667	870,122	(1,040,851)	2,091,062

Liabilities

Due to banks	177,349	107,126	78,040	(236,838)	125,677

Cash collateral on securities lent	103,377	50,979	113,850	(187,162)	81,044

Repurchase agreements	137,766	409,394	279,671	(292,825)	534,006

Trading portfolio liabilities	106,907	65,532	2,206	0	174,645

Negative replacement values	407,048	3,277	173,059	(185,496)	397,888

Financial liabilities designated at fair value	50,378	0	29,172	0	79,550

Due to customers	400,946	60,770	55,960	(96,096)	421,580

Accrued expenses and deferred income	7,491	5,687	4,120	(3,335)	13,963

Debt issued	85,282	15,830	61,311	0	162,423

Other liabilities	12,371	2,784	49,096	(9,385)	54,866

Total liabilities	1,488,915	721,379	846,485	(1,011,137)	2,045,642

Equity attributable to UBS shareholders	45,209	6,288	16,219	(29,714)	38,002

Minority interests	0	0	7,418	0	7,418

Total liabilities and equity	1,534,124	727,667	870,122	(1,040,851)	2,091,062

Total shareholders’ equity - US GAAP [2]	31,121	8,489	17,819	0	57,429

1	UBS AG Parent Bank prepares its Financial Statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.
2	Refer to Note 11 for a description of the differences between IFRS and US GAAP.

Additional Notes to the Financial Statements

(unaudited)

(continued)

Supplemental Guarantor Consolidating Cash Flow Statement

CHF million	UBS AG	UBS Americas
For the period ended 30 June 2005	Parent Bank [1]	Inc.	Subsidiaries	UBS Group

Net cash flow from / (used in) operating activities	13,371	(10,181)	(36,089)	(32,899)

Cash flow from / (used in) investing activities

Investments in subsidiaries and associates	(392)	0	0	(392)

Disposal of subsidiaries and associates	631	0	0	631

Purchase of property and equipment	(493)	(63)	(109)	(665)

Disposal of property and equipment	220	3	78	301

Net (investment in) / divestment of financial investments	101	(189)	(401)	(489)

Net cash flow from / (used in) investing activities	67	(249)	(432)	(614)

Cash flow from / (used in) financing activities

Net money market paper issued / (repaid)	22,216	(14)	7,566	29,768

Net movements in treasury shares and own equity derivative activity	895	0	0	895

Capital issuance	1	0	0	1

Dividends paid	(3,105)	0	0	(3,105)

Issuance of long-term debt, including financial liabilities designated at fair value	13,457	10,834	9,978	34,269

Repayment of long-term debt, including financial liabilities designated at fair value	(8,807)	(678)	(2,773)	(12,258)

Increase in minority interests	0	0	1,546	1,546

Dividend payments to / and purchase from minority interests	0	(147)	(212)	(359)

Net activity in investments in subsidiaries	(2,184)	(64)	2,248	0

Net cash flow from / (used in) financing activities	22,473	9,931	18,353	50,757

Effects of exchange rate differences	4,700	(229)	1,941	6,412

Net increase / (decrease) in cash and cash equivalents	40,611	(728)	(16,227)	23,656

Cash and cash equivalents, beginning of period	50,037	16,095	20,959	87,091

Cash and cash equivalents, end of period	90,648	15,367	4,732	110,747

Cash and cash equivalents comprise:

Cash and balances with central banks	2,944	13	696	3,653

Money market paper [2]	56,327	7,164	1,275	64,766

Due from banks maturing in less than three months	31,377	8,190	2,761	42,328

Total	90,648	15,367	4,732	110,747

1	UBS AG Parent Bank prepares its Financial Statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.
2	Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments. CHF 6,347 million was pledged at 30 June 2005.

Additional Notes to the Financial Statements

(unaudited)

(continued)

Guarantee of Other Securities

In October 2000, UBS AG, acting through a wholly owned subsidiary, issued USD 1.5 billion (CHF 2.6 billion at issuance) of 8.622% UBS Trust Preferred Securities. In June 2001, UBS issued an additional USD 800 million (CHF 1.3 billion at issuance) of such securities (USD 300 million at 7.25% and USD 500 million at 7.247%). In May 2003, UBS issued USD 300 million of Floating Rate Noncumulative Trust Preferred Securities (CHF 390 million at issuance) at 0.7% above one-month LIBOR of such securities. UBS AG has fully and unconditionally guaranteed all of these securities. UBS’s obligations under the trust preferred securities guarantees are subordinated to the prior payment in full of the deposit liabilities of UBS and all other liabilities of UBS. At 30 June 2005, the amount of senior liabilities of UBS to which the holders of the subordinated debt securities would be subordinated is approximately CHF 2,036 billion.

INCORPORATION BY REFERENCE

     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to –03; 333-46216; 333-46216-01 and –02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to –04) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956, 333-127180, 333-127182, 333-127183, 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Peter Wuffli
	Name:	Peter Wuffli
	Title	Group Chief Executive Officer

By:	/s/ Clive Standish
	Name:	Clive Standish
	Title:	Group Chief Financial Officer

Date: September 29, 2005